DIA BRAS
exploration

RECEIVED
2008 APR 16 P 1:26
OFFICE OF INTERNATIONAL CORPORATE FINANCE

[redacted]

08001781

April 1, 2008

SUPPL

Securities and Exchange Commission
Division of Corporate Finance - International Corporate Finance
100 F Street, NE
Washington, DC 20549

Re: Dia Bras Exploration Inc. – File 82-34990

Dear Sir or Madam,

In connection with the Commission's granting to Dia Bras Exploration Inc. ("Company") the exemption provided by Rule 12g3-2(b) under the Securities Exchange Act, please find enclosed materials filed by the Company in Canada for the period between March 1 to 31, 2008.

If you have any questions please do not hesitate to contact me.

Sincerely,

Luce L. Saint-Pierre

Luce L. Saint-Pierre,
Corporate Secretary

Enclosures

PROCESSED
APR 18 2008 E
THOMSON
FINANCIAL

4/17

600 de Maisonneuve Blvd. West • Suite 2750 • Montréal (Québec) • Canada • H3A 3J2
Tel.: (514) 393-8875 • Fax: (514) 393-8513
Website: www.diabras.com

DIA BRAS EXPLORATION INC.
FILE NO. 82-34990
INFORMATION FROM MARCH 1 TO MARCH 31, 2008

Date of Filing	Name of Form
March 11, 2008[(1)]	News Release – English – No. 5 – 2008

(1) New document (included)
(2) Change in date of filing
(3) Document already sent

DIA BRAS exploration

TSX Venture Exchange - DIB
No. 05 - 2008

DIA BRAS INCREASES SIGNIFICANTLY ITS RESOURCES BASE AT ITS BOLIVAR CU-ZN PROJECT

Montréal, Québec, March 3, 2008 - Dia Bras Exploration (DIB: TSX-V) is pleased to announce that it has received an updated Resource Evaluation for the Bolivar Cu-Zn Project, dated February 29, 2008 that was conducted by Yann Camus, P. Eng., Geo., from Geostat International, independent Qualified Person under NI 43-101 standards.

As at December 31, 2007, total resources from the Bolivar project have significantly increased to **a total of 945,400 tonnes at 2.72% CuEq in the Measured and Indicated categories and more than 4.0 Mt at 1.84% CuEq in the Inferred Resources category, all at a 2.5% CuEq cut-off for the Upper Skarn (US) and 1% CuEq cut-off for the Lower Skarn (LS)** (see tables 1 and 2 below). This new resource compares favorably with the last resource calculation of September 2007. This significant increase should allow for the preparation of a full-scale feasibility study to be initiated in the second half of 2008.

The increase of the resources comes from new mineralization discovered in both the Upper Skarn (US) in the Alta Ley (Bolivar Mine) area as well as in the Lower Skarn (LS) from the El Gallo area and the El Val - La Montura trend.

"Since the last resource estimates provided in September 2007, our exploration group has continued drilling the favorable Upper and Lower Skarn Horizons to significantly increase our resource base in view of increasing the mine life of our flagship Bolivar mine," say Daniel Tellechea, President and CEO of Dia Bras Exploration.

Geostat has estimated the Mineral Resources of the Bolivar deposit using the database up to December 31, 2007, which includes 370 diamond surface and underground drill holes for a total of 66,341 metres of drilling, which Dia Bras has provided to Geostat and which were incorporated in Geostat software. A total of some 12,053 metres of assayed core was used (11,270 samples) for the resources calculation.

Most of the Resources of the US were calculated by cross sectional method, the remainder by inverse distance block model, while the Resources of the LS were calculated by inverse cubic power of the distance block model.

The Mineral Resources of the Bolivar Deposit are summarized in the following table:

Table 1

Total Resources of the Bolivar Project
Calculated by Yann Camus, Geostat Systems International Inc., 2008-02-28
The cutoff grade applied in the Upper Skarn is 2.5% CuEq
: Copper equivalent - %CuEq=%Cu+0.5%Zn+0.33*Au(g/t)+0.0066*Ag(g/t)

Classification	Cutoff on the %CuEq LS - US	Tonnes	SG (t/m3)	Cu %	Zn %	Au (g/t)	Ag (g/t)	% Fe	% CuEq*
Total Measured	1.00 - 2.50	299,900	3.33	1.11	2.68	0.23	24.30	9.95	2.69
Total Indicated	1.00 - 2.50	645,600	3.32	1.12	2.74	0.18	26.55	8.71	2.73
Measured+ Indicated	1.00 - 2.50	945,400	3.34	1.12	2.70	0.20	25.84	9.10	2.72
Total Inferred	1.00 - 2.50	4,056,100	3.28	1.23	0.73	0.24	25.23	14.36	1.84

Table 1 shows the total resources for the Upper and Lower Skarns at various %CuEq cutoff grades. Note that the left-most column shows the cutoff grade for the Lower Skarn on the left side and for the Upper Skarn on the right side of the column. The total resource of the Bolivar Project includes resources from the Upper and Lower Skarn units in the Alta Ley area, the El Gallo area, the Increible area, the North West area and the El Val-La Montura area.

Table 2

Resources of the Upper Skarn of the Bolivar Project *The cutoff grade applied in the Upper Skarn is 2.5% CuEq*									
Classification	Mineralized Areas	Tonnes	SG (t/m3)	Cu %	Zn %	Au (g/t)	Ag (g/t)	% Fe	% CuEq*
Total Measured	All areas	84,000	3.48	1.45	8.12	0.20	32.78	5.29	5.79
Total Indicated	All areas	210,900	3.48	1.31	7.42	0.15	38.64	5.85	5.32
Measured+ Indicated	All areas	294,900	3.48	1.35	7.62	0.16	37.0	5.70	5.45
Total Inferred	All areas	387,900	3.42	1.54	5.64	0.14	44.37	8.84	4.70

Since the last resource calculations, and notwithstanding the ongoing pilot-mining program, Measured and Indicated resources of the Upper Skarn have remained basically constant while a net increase in Inferred Resources is noted (+100,000 tonnes). Thus, delineation and exploration drilling continue to upgrade both the Inferred resources of the Upper Skarn in Measured and Indicated and discover new high grade Cu-Zn lenses. This is very important as it impacts directly on the economics of the mine, and allow continuation of mining the higher grade lenses while ongoing drilling and technical work is carried out with the objective of a full feasibility study to be initiated in the second part of 2008. It also allows for an extended mine life of the project at current capacity.

Table 3

Resources of the Lower Skarn The cutoff grade applied in the Lower Skarn (%CuEq) is variable									
Cutoff on the %CuEq	Classification	Tons	SG (t/m^3)	Cu %	Zn %	Au (g/t)	Ag (g/t)	Fe %	CuEq %
1.00	Measured+Indicated	341,300	3.27	1.18	0.12	0.33	22.5	17.2	1.50
	Inferred	3,196,000	3.27	1.22	0.16	0.26	23.2	16.4	1.54
1.25	Measured+Indicated	235,400	3.27	1.32	0.13	0.36	23.5	18.3	1.66
	Inferred	2,039,700	3.27	1.41	0.18	0.31	26.7	17.6	1.78
1.50	Measured+Indicated	139,000	3.27	1.50	0.14	0.40	24.8	19.1	1.86
	Inferred	1,252,800	3.27	1.63	0.17	0.37	29.8	18.6	2.04

Notes:

1. CIM Definitions were followed for the resource estimate.
2. A minimum width of 2 m was used for a mineralized zone.
3. Densities of mineralized rock are indicated in the tables.

Price Assumptions used for the CuEq calculation (US$): Cu 2.00/lb, Zn 1.00/lb, Ag 10.00/oz, Au 500.00/oz

More closely spaced drilling in the El Gallo area has allowed Dia Bras to upgrade some of the Inferred Resources of the Lower Skarn estimate of September 25, 2007 into Measured and Indicated. The mineralized zone within the resources of the Lower Skarn shown above is open laterally, and drilling directed at extending the known mineralized zone will continue. The best hole in the Lower Skarn of the El Gallo area is hole DB07B225, which intersected 69.4 metres (true width) of 1.2% Cu (see press release of January 21, 2008), which indicated that the zone is open along strike and down dip to the Southeast.

Exploration Potential
On-going exploration by Dia Bras continues to extend known zones of copper, zinc, silver and gold mineralization along the strike of the Fernandez Trend, near the Bolivar Mine, as well as in other areas of the property, which encompasses some 75 km^2.

The ongoing 20,000-metre drilling program (see press release of February 2, 2008) will complement the actual resources and continue to define and upgrade more resources in the Upper and Lower Skarn horizons.

Resource Evaluation
The Mineral Resources estimate for the Bolivar deposit used a cut-off grade based on average prices for copper, zinc, silver and gold, production costs and expected recovery in the resource model. In November 2007, Geostat has conducted a preliminary economic assessment study and has used an over-all recovery of 90% for copper and zinc. This is based on the 2006 production at the Malpaso mill. Geostat has used the production costs as determined by Dia Bras for underground mining at Bolivar. These costs are reported to be similar to other copper-zinc operations of similar scale in Mexico. At prices of US$2.00/lb. Cu, US$1.00/lb. Zn, US$10.00/oz Ag, US$500/oz Au, the cut-off grade for the Bolivar Upper Skarn deposit resource estimate is calculated as 2.5% Cu Equivalent (% Cueq). Geostat recommends that this cut-off grade be used to report Mineral Resources of the Upper Skarn for processing of rock at the Malpaso mill. The cut-off grade for the Bolivar Lower Skarn deposit resource estimate is variable at this stage, because the Lower Skarn will not be mined until a mill is constructed on site.

The technical content of this news release has been approved by François Auclair, P. Geo. and Vice-President, Exploration of Dia Bras, a Qualified Person as defined in NI43-101.

Dia Bras at PDAC
The Company will be exhibiting at the PDAC in Toronto, March 2-5, 2007 in the South Building of the Metro Toronto Convention Centre. Dr. Thomas L. Robyn, Chairman, Daniel Tellechea, President and CEO, along with other members of the team, will be present at Booth 3009. François Auclair, Vice-President, Exploration, will also deliver a presentation in room 803, on Tuesday March 4th at 5:00 p.m.

About Dia Bras
Dia Bras is a Canadian mining and exploration company focused on precious and base metals in the Mexico. The Company is committed to developing and adding value to its assets – the Bolivar copper-zinc project, the Cusi silver mining camp in the renowned Sierra Madre mining district of Northern Mexico and La Enganosa copper-silver in the State of Jalisco. The Company trades on the TSX Venture Exchange, under the symbol "DIB".

For further information on Dia Bras contact:

Daniel Tellechea
President & CEO
Dia Bras Exploration
(514) 393-8875

Nathalie Dion
Manager, Investor Relations
Dia Bras Exploration
(514) 393-8875

Forward-looking statements: *Except for statements of historical fact, all statements in this news release, without limitation, regarding new projects, acquisitions, future plans and objectives are forward-looking statements that involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate; actual results and future events could differ materially from those anticipated in such statements.*

END